Filed Pursuant to Rule 433

Registration Nos. 333-171055-01

333-171055-02

333-171055-03

Citibank Credit Card Issuance Trust

Issuing Entity

Class 2013-A4 Notes of July 2018

(Legal Maturity Date July 2020)

Citibank, N.A.

Sponsor and Depositor

Free Writing Prospectus Dated August 1, 2013

Citibank Credit Card Issuance Trust has prepared a preliminary prospectus supplement subject to completion dated August 1, 2013 and prospectus dated August 1, 2013 which describe the Class 2013-A4 notes to be issued by the issuing entity. You should review the preliminary prospectus supplement and the prospectus in their entirety before deciding to purchase any of the Class 2013-A4 notes.

Ratings

Citibank Credit Card Issuance Trust will issue the Class 2013-A4 notes only if they are rated by the following nationally recognized statistical rating organization as follows:

Moody’s Investors Service, Inc.	Aaa	(sf)*
Standard & Poor’s Ratings Services	AAA	(sf)*

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its scheduled principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an amortization event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision, withdrawal or qualification at any time by the assigning rating agency. Each rating is based on the corresponding rating agency’s independent evaluation of the receivables and the availability of any credit enhancement for the notes. Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described herein, Citibank, N.A. or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes. A rating, or a change, withdrawal or qualification of a rating, by one rating agency will not necessarily correspond to a rating, or a change, withdrawal or qualification of a rating, from any other rating agency.

Citigroup

J.P. Morgan

RBC Capital Markets

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number of the issuing entity’s registration statement is 333-171055-01. Alternatively, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling 605-331-1567, which you may call collect.

An “sf” or “(sf)” in the credit rating denotes an identification for structured finance product ratings that was implemented by the rating agencies as of September 2010.